Ecopetrol issues statement on information published by the media

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) issues statement on the information published by some media outlets regarding the Arauca 8 well, located in the Municipality of Saravena in the Department of Arauca, Colombia, where the Company and Parex Resources Inc. (Parex) work together through a Business Collaboration Agreement.

To determine the materiality for Ecopetrol of the discovery, it is necessary to complete the analysis and evaluation tests of said well. Therefore, once a comprehensive study of the production potential of this well is completed, the discovery will be formal notified to the National Hydrocarbons Agency, within the deadlines and subject to the contractual requirements of the Arauca agreement executed by Ecopetrol.

Bogota D.C., January 17, 2024

-----------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co